Exhibit 5


                    [Frequency Electronics, Inc. Letterhead]


December 16, 1999

Mr. Erik van der Kaay
Chief Executive Officer
Datum Inc.
9975 Toledo Way
Irvine, CA 92618-1819

Dear Erik:

            We were very disappointed by your December 9, 1999 letter in which you stated that the Datum board has rejected Frequency's proposal to merge with Datum in a transaction in which your stockholders would receive either $10.00 in cash or 1.0596 shares of Frequency common stock for each share of Datum stock they own. As we discussed with your board on December 7, 1999, we disagree with your board's decision and continue to believe firmly that a merger of our two companies is in the best interest of your stockholders as well as our respective customers and employees.

            However, almost immediately upon receipt of our initial merger proposal on November 9, 1999 your board adopted a poison pill rights plan which effectively prohibits any person from making an offer directly to the Datum stockholders without your board's approval. Also after receipt of our initial proposal, your board adopted certain amendments to Datum's bylaws which imposed a supermajority voting requirement for Datum stockholders to expand the size of the board of directors and purport to eliminate the pre-existing right of holders of 10% or more of outstanding stock to call a special meeting of stockholders. Other bylaw amendments were adopted by your board after we made our proposal that are intended to limit the Datum stockholders' ability to make proposals at stockholder meetings and take action by written consent without a meeting. Clearly, adoption of the poison pill rights plan and these bylaw amendments were in direct response to our merger proposal. We believe these actions are not in the best interest of Datum's stockholders and serve only to entrench and insulate Datum's management. In sum, we believe these provisions are intended to prevent the Datum stockholders from having the ability to consider and vote on Frequency's proposal or any other proposal that does not meet with the Datum board's approval.

            Given your board's resistance to our proposal and the defensive measures it has adopted, we have determined to move forward with our business and do not presently intend to pursue a business combination with Datum. We will consider our options with respect to our investment in Datum, including the sale of our Datum shares.

Very truly yours,


/s/ Martin B. Bloch

Martin B. Bloch
President and Chief Executive Officer



/s/ Joseph P. Franklin

Joseph P. Franklin
Chairman of the Board

cc:   Datum Board of Directors